May 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dale Welcome and Kevin Stertzel
Division of Corporation Finance
Office of Manufacturing

Re:	Honeywell International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 14, 2025
File No. 001-08974
Dear Mr. Welcome and Mr. Stertzel:
Honeywell International Inc. (the "Company") has received the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 15, 2025, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024. Pursuant to our telephone conversation with Mr. Stertzel on May 19, 2025, the Company respectfully requests an extension to submit its response in order to have sufficient time for compilation and review by the Company and its advisors of the responses to the Staff's comments. The Company intends to respond to the comment letter by no later than June 13, 2025.
We appreciate the Staff's consideration in this matter. Should you have any questions with respect to the above, please do not hesitate to contact me at (770) 519-0802.

Sincerely,

/s/ Jay V. Shah

Jay V. Shah
General Counsel – Securities, Corporate Finance and Governance

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 21, 2025

cc:	Mike Stepniak
Senior Vice President and Chief Financial Officer
Honeywell International Inc.

Su Ping Lu
Senior Vice President, General Counsel and Corporate Secretary
Honeywell International Inc.